Exhibit 99.1

NMG Announces the Successful Initial Closing of the Previously Announced Investment Agreement with Mason Graphite

MONTRÉAL--(BUSINESS WIRE)--July 20, 2022--Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSXV: NOU) is pleased to announce the initial closing of the previously announced transactions contemplated under the investment agreement dated May 15, 2022 (the ”Investment Agreement”) between NMG and Mason Graphite Inc. (“Mason Graphite”) (TSX-V: LLG) (OTCQX: MGPHF), with a view towards the development and operation of Mason Graphite’s Lac Guéret property, based in Québec, Canada (the “Property”).

Pursuant to the Investment Agreement, NMG has entered into an option and joint venture agreement (the “Option and JV Agreement”) with Mason Graphite, pursuant to which the parties will collaborate to advance the Property, with a view to form a joint venture (the “Joint Venture”), and pursuant to which Mason Graphite will grant an option to NMG to acquire a 51% interest in the Property and other related assets (the “Option”) to be exercisable by NMG, the whole subject to the conditions set forth in the Option and JV Agreement.

The entering into of the Option and JV Agreement, the granting of the Option and the formation of the Joint Venture, among other things, have been approved by 99.0% of Mason Graphite’s common shares represented in person (or virtually) or by proxy at the special meeting of shareholders of Mason Graphite held on July 14, 2022.

Concurrently with the execution of the Option and JV Agreement, NMG and Mason Graphite have completed the private placement of 5.0 million common shares of Mason Graphite (the “Initial Shares”) to NMG at a price of $0.50 per Initial Share for gross proceeds to Mason Graphite of $2.5 million. Mason Graphite intends to use the net proceeds from the sale of the Initial Shares to fund agreed expenses on the Property pursuant to the Option and JV Agreement. The Initial Shares will be subject to a four-month hold period pursuant to applicable securities laws.

For further information regarding the transactions contemplated in this press release, please refer to NMG’s press release dated May 16, 2022 available under NMG’s profile on SEDAR at www.sedar.com and on EDGAR www.sec.gov, and on NMG’s website at: https://NMG.com/mason-investment/.

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

About Mason Graphite Inc.

Mason Graphite is a Canadian corporation focused on the production and transformation of natural graphite. Its strategy includes the development of value-added products, notably for green technologies like transport electrification. The company also owns 100% of the rights to the Lac Guéret deposit, one of the richest graphite deposit in the world. The company is also the largest shareholder of Black Swan Graphene. For more information: www.masongraphite.com.

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Cautionary Statement Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of Canadian and United States securities legislation. All information contained herein that is not clearly historical in nature including, but not limited to the statements describing the satisfaction of the conditions mentioned in the Option and JV Agreement and the anticipated timeline of such conditions, the exercise of the Option by NMG, the proposed formation of the Joint Venture, the intended development and operation of the Property, the potential commercialization of the products resulting from the Joint Venture, the potential entering into the proposed agreements attached as schedules to the Option and JV Agreement, the potential benefits of the proposed transactions, NMG’s plans, objectives, expectations and intentions, and those statements which are discussed under the “About Nouveau Monde Graphite Inc.” and “About Mason Graphite Inc.” paragraphs and elsewhere in the press release which essentially describe NMG’s and Mason Graphite’s outlook and objectives constitute forward-looking information. Generally, such forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Mason Graphite to be materially different from those expressed or implied by such forward-looking information, including but not limited to: (i) the risks related to the formation of a joint venture, such as the Joint Venture with NMG, (ii) volatile stock price; (iii) the general global markets and economic conditions; (iv) the possibility of write-downs and impairments; (v) the risk associated with exploration, development and operations of mineral deposits; (vi) the risk associated with establishing title to mineral properties and assets; (vii) fluctuations in commodity prices; (viii) the risks associated with uninsurable risks arising during the course of exploration, development and production; (ix) competition faced by the Joint Venture in securing experienced personnel and financing; (x) access to adequate infrastructure to support mining, processing, development and exploration activities; (xi) the risks associated with changes in the mining regulatory regime governing the Joint Venture; (xii) the risks associated with the various environmental regulations the Joint Venture is subject to; (xiii) risks related to regulatory and permitting delays; (xvii) risks related to potential conflicts of interest; (xiv) the reliance on key personnel; (xv) liquidity risks; (xvi) the risk of potential dilution through the issuance of common shares; (xvii) the companies do not anticipate declaring dividends in the near term; (xviii) the risk of litigation; and (xix) risk management. There can be no assurance that forward-looking information will prove to be accurate. NMG disclaims any intention or obligation to update or revise any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law.

A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the sections thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR www.sec.gov.

Additional Information

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding NMG is available in the SEDAR database (www.sedar.com) and, for United States readers, on EDGAR (www.sec.gov), as well as on NMG’s website at: www.NMG.com.

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com